October 8, 2009

VIA EDGAR AND EXPRESS MAIL

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. H. Christopher Owings, Assistant Director

Re:	Insight Enterprises, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed May 12, 2009 Form 10-Q for Fiscal Quarter Ended June 30, 2009 Filed August 6, 2009 File No. 0-25092

Dear Mr. Owings:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission in its letter dated September 30, 2009, concerning the Form 10-K for Fiscal Year Ended December 31, 2008, filed on May 12, 2009, and the Form 10-Q for Fiscal Quarter Ended June 30, 2009, filed on August 6, 2009, by Insight Enterprises, Inc. (the “Company”). For the staff’s convenience, the responses set forth below have been put in the same order as the comments were presented, and we have repeated each comment prior to the response.

Form 10-K for Fiscal Year Ended December 31, 2008

Consolidated Balance Sheets, page 57

1.	Please tell us whether there are any items in accrued expenses and other current assets in excess of 5% of total current liabilities and current assets. If so, please state separately such items on the face or in the notes to financial statements as required by Rule 5-02(20) of Regulation S-X.

RESPONSE:

As of December 31, 2008, there were no items in other current assets in excess of 5% of total current assets. As of December 31, 2008, the only item in accrued expenses and other current liabilities in excess of 5% of total current liabilities was our trade credits liability. We disclosed the amount of such liability as of December 31, 2008 and the fact that it was included in accrued expenses and other current liabilities in Note (2) to our Notes to Consolidated Financial Statements. In future annual filings, we will continue to ensure that we state separately such items on the face or in the notes to financial statements as required by Rule 5-02(20) of Regulation S-X.

File No. 0-25092

Consolidated Statements of Cash Flows, page 60

2.	Please tell us how to reconcile the gain on sale of discontinued operations for fiscal 2007 to the disclosure in Note (20).

RESPONSE:

The gain on sale of discontinued operations amount in the 2007 Consolidated Statement of Cash Flows was not correctly updated for one of the other miscellaneous accounting adjustments made as part of the restatement of our consolidated financial statements discussed in Note (2) to our Notes to Consolidated Financial Statements. The accounting adjustment of $2.7 million to allocate a portion of our North America goodwill not previously allocated to the carrying amount of a division of our North America operating segment that was sold on March 1, 2007 was incorrectly adjusted to the increase (decrease) in accrued expenses and other liabilities line item of the Consolidated Statement of Cash Flows for 2007. The error had no effect on the reported amount of net cash provided by operating activities for the year ended December 31, 2007. The gain on sale of discontinued operations disclosed in Note (20) is correct. We will correct these amounts in the 2007 Consolidated Statement of Cash Flows when it is presented for comparative purposes in our Form 10-K for the year ending December 31, 2009.

Notes to Consolidated Financial Statements, page 62

Note (1) Operations and Summary of Significant Accounting Policies, page 62

3.	Please disclose the nature of expenses classified in the costs of goods sold and selling and administrative expenses line items in the consolidated statements of operations.

RESPONSE:

In future filings, we will include the following disclosure in Note (1) to our Notes to Consolidated Financial Statements:

“Costs of Goods Sold

Costs of goods sold includes product costs, direct costs incurred associated with delivering services, outbound and inbound freight costs and provisions for inventory reserves. These costs are reduced by provisions for supplier discounts and certain payments and credits received from partners, as described under “Partner Funding” below.

File No. 0-25092

Selling and Administrative Expenses

Selling and administrative expenses includes salaries and wages, bonuses and incentives, stock-based compensation expense, employee-related expenses, facility-related expenses, marketing and advertising expense, reduced by certain payments and credits received from partners related to shared marketing expense programs, as described under “Partner Funding” below, depreciation of property and equipment, professional fees, amortization of intangible assets, provision for losses on accounts receivable and other operating expenses.”

Note (7) Debt and Inventory Financing Facility, page 79

Covenants, page 80

4.	Please disclose how you calculate EBITDA, as defined in the senior revolving credit facility and ABS facility agreements. Please disclose the same information in your discussion of the EBITDA debt covenant on page 48 and in the risk factor on page 14. In addition, please confirm to us that EBITDA has been calculated in accordance with the debt covenants.

RESPONSE:

In applicable future filings, we will disclose how we compute EBITDA. Such disclosure will be included in the Debt and Financing Facility Note to our Consolidated Financial Statements, in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Risk Factors, as applicable.

EBITDA is computed as the sum of net earnings (loss) plus (i) interest expense, less non-cash imputed interest on our inventory financing facility, (ii) income tax expense (benefit), (iii) depreciation and amortization, (iv) non-cash goodwill impairment and (v) non-cash stock-based compensation. In 2008, our trailing twelve-month EBITDA also included Calence, LLC’s EBITDA for the quarter ended March 31, 2008, prior to our acquisition of the entity. Such amount will not affect the computation of EBITDA in periods covered by our future filings.

We confirm that EBITDA, as defined in the agreements, is consistent between the senior revolving credit facility and the ABS facility agreements. We also confirm that the EBITDA calculation used to determine the Company’s borrowing capacity is the same calculation utilized in determining the Company’s compliance with debt covenants.

File No. 0-25092

Note (19) Acquisitions, page 96

5.	Please tell us whether you recognized a deferred tax liability or asset for differences between the assigned values and the tax basis of recognized assets acquired and liabilities assumed in each of the transactions. Also tell us the amounts recognized and captions in the tables of amounts allocated to net assets acquired.

RESPONSE:

In conjunction with the acquisition of MINX Limited on July 10, 2008, a deferred tax liability of $805,000 was recognized for differences between the assigned values and the tax bases of recognized assets acquired and liabilities assumed. Such amount was inadvertently included in the current liabilities caption of the fair value of net assets acquired in the table on page 97 of our Form 10-K for Fiscal Year Ended December 31, 2008. Since the deferred tax liability is long-term in nature, it should have been separately reported on the other liabilities line item of the table in Note (19). We do confirm, however, that although misclassified in the table in Note (19), the amount of the deferred tax liability is included in deferred income taxes and properly classified as long-term in the Consolidated Balance Sheet as of December 31, 2008.

The acquisition of Calence, LLC on April 1, 2008 was treated as an asset purchase for tax purposes, and there were no significant differences between the assigned values and the tax bases of recognized assets acquired and liabilities assumed.

Item 11. Executive Compensation, page 115

Compensation Discussion and Analysis, page 115

6.	We note your Compensation Committee Charter that is posted to your website. Please provide the disclosure required by Item 407(e)(2) of Regulation S-K.

RESPONSE:

Pursuant to Proxy Item 7(d), the disclosure required by Item 407(e)(2) of Regulation S-K is included at the bottom of page 7 of our proxy statement for our 2009 Annual Meeting of Stockholders, as follows:

“The Compensation Committee operates pursuant to a written charter, reviewed annually, which may be viewed online on our website at www.insight.com.”

We will include the above disclosure in all applicable future filings.

File No. 0-25092

7.	We note your disclosure that 40% of the target cash incentive compensation for 2008 was based on achievement of annual individual performance goals which were set at the beginning of 2008. For each of your named executive officers, please describe what specific aspects of the officer’s individual performance were taken into account. Refer to Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:

As described under the heading “2008 Cash Incentive Plan” on page 120, 40% of the 2008 target cash incentive compensation for each of our named executive officers was based on individual performance goals. The 2008 goals were consistent in nature with the 2009 individual performance goals (although in 2009, 50% of each named executive officer’s target cash incentive compensation will be based upon individual performance). We expanded the description of such 2009 goals in our proxy statement for our 2009 Annual Meeting of Stockholders, as follows:

“Although the performance goals are tailored for each executive officer, the goals are generally designed to reward individuals for the achievement of defined financial, strategic and tactical objectives, including: operational metrics, such as profitability, stockholder value, liquidity and return on invested capital; building stronger client relationships and differentiation within the Company’s value proposition to clients; establishing and maintaining effective internal controls, risk management and corporate governance; developing and retaining key employees and executives; and building and maintaining strong stockholder relationships.”

We will expand our disclosure in our 2009 Form 10-K and/or proxy statement (as applicable) about how the 2009 performance goals were evaluated and measured in connection with the Compensation Committee’s determination of 2009 incentive compensation for each named executive officer. Because the evaluation is performed by the Compensation Committee upon completion of the fiscal year, proposed disclosure at this point would be premature.

Exhibits 10.26, 10.27 and 10.28

8.	We note that the referenced exhibits were not filed in their entirety. With your next periodic report, please re-file these agreements as complete exhibits, including all of the schedules and exhibits thereto. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

RESPONSE:

In our next periodic filing, our Form 10-Q for the period ended September 30, 2009, we will re-file our Agreement and Plan of Merger, dated as of January 24, 2008, our Support Agreement, dated January 24, 2008, and our Second Amended and Restated Credit Agreement, dated as of April 1, 2008, to include all schedules and exhibits listed in the table of contents or referred to in the agreements, except to the extent that we request confidential treatment of certain information.  In addition, we confirm that, in future filings, we will file all exhibits in full and include all attachments, schedules and exhibits, except as may be omitted pursuant to regulations such as Item 601(b)(2) of Regulation S-K, or except to the extent subject to a confidential treatment request.

File No. 0-25092

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Item 4.	Controls and Procedures, page 32

Changes in Internal Control over Financial Reporting, page 33

9.	Item 308(c) of Regulation S-K requires disclosure of any change in internal control over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. As such, we note your disclosure that you are “implementing improved manual controls to ensure that aged trade credits are accounted for appropriately in compliance with all legal and accounting requirements” and that “[t]here were no other changes in [your] internal control over financial reporting... during the quarter ended June 30, 2009 that [] materially affected, or [are] reasonably likely to materially affect, [your] internal control over financial reporting.” (emphasis added) Please include a discussion of the specific changes to your internal control over financial reporting that were implemented during the last fiscal quarter. In addition, please refrain from making a qualified statement regarding whether or not you made changes.

RESPONSE:

During the second quarter of 2009, we were in the initial stages of identifying and documenting improvements in our internal control over financial reporting to remediate the material weakness related to our accounting for aged trade credits. In retrospect, there were no changes that materially affected or were reasonably likely to materially affect our internal control over financial reporting during the quarter ended June 30, 2009. The use of the term “other” in our disclosure referenced above was not appropriate. We will include in our next periodic filing, our Form 10-Q for the period ended September 30, 2009, a comprehensive discussion of the changes in our internal control over financial reporting during the quarter ended September 30, 2009. Additionally, in future filings we will not make any statements qualifying whether or not we have made changes.

File No. 0-25092

In connection with this response to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (480) 333-3390 if you have any additional questions or would like additional information.

Sincerely,

/s/ Glynis A. Bryan

Glynis A. Bryan
Chief Financial Officer

File No. 0-25092